DISTRIBUTION AND SERVICE PLAN

WHEREAS, Gladstone Alternative Income Fund (the “Fund”) is engaged in business as a non-diversified, closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the U.S. Securities and Exchange Commission has issued an exemptive order (the “Multi-Class Exemptive Order”) permitting the Fund to offer multiple classes of shares and to impose asset-based distribution and/or service fees with respect to certain classes that would otherwise be prohibited by Sections 17(d), 18(a)(2), 18(c), 18(i) of the 1940 Act and Rules 23c-3 and 17d-1 under the 1940 Act; and

WHEREAS, the Multi-Class Exemptive Order requires that the Fund comply with the provisions of Rule 12b-1 under the 1940 Act;

NOW, THEREFORE, the Fund hereby adopts and Gladstone Securities, LLC, the Fund’s distributor (the “Distributor”), hereby agrees to the terms of this distribution and service plan (the “Plan”) under Rule 12b-1, with respect to the classes of common shares of beneficial interest (the “Shares”) listed on Schedule A hereto, as such Schedule A may be amended from time to time, on the following terms and conditions:

1.   The Fund may pay to the Distributor, unaffiliated broker-dealers, financial institutions and/or intermediaries as compensation for the provision of services provided and expenses incurred relating to the offering and marketing of Shares, fees as set forth in Schedule A hereto, as may be amended from time to time. Such fees shall be calculated and accrued daily and paid quarterly or at such other intervals as the Fund and the Distributor shall mutually agree.

2.   Any service fees may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in Rule 2341 of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including (i) expenditures for overhead and other expenses of the Distributor and unaffiliated broker-dealers, (ii) telephone and other communications expenses relating to the provision of shareholder services and (iii) compensation to and expenses of financial advisors and other employees of the Distributor and unaffiliated broker-dealers for the provision of shareholder services. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3.   This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Fund’s Board of Trustees (the “Board”) and (b) those Trustees of the Fund who are not “interested persons” of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the Plan or in any agreement related to the Plan (the “Independent Trustees”) cast in person at a meeting called for the purpose of voting on the Plan and any related agreements.

4.   This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.

5.   The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the payments made in accordance with this Plan and the purposes for which such payments were made.

6.    This Plan may be terminated at any time without penalty with respect to a class of Shares by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting Shares of such class. This Plan shall terminate automatically upon assignment.

7.   This Plan may not be amended to increase materially the amount payable hereunder by a class of Shares unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting Shares of such class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.

8.   While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees then in office.

9.   The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to other broker-dealers, financial institutions and/or intermediaries that provide shareholder services. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of applicable FINRA Conduct Rules.

10.   The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11.   The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable class(es) of Shares shall be bound.

12.   This Plan only relates to the classes of Shares stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the average daily net assets of the Fund attributable to each class of Shares.

IN WITNESS WHEREOF, the Fund has adopted and the Distributor has agreed to this Plan as of    , 2024.

GLADSTONE ALTERNATIVE INCOME FUND

By:
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE SECURITIES, LLC

By:
Name:	John Kent
Title:	Managing Principal

SCHEDULE A

Share Class
Class A	Subject to a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares. Not subject to a distribution fee.

Class C

Subject to a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C Shares.

Subject to a quarterly distribution fee at an annual rate of up to 0.75% of the average daily net assets of the Fund attributable to Class C Shares.

Class C Shares redeemed during the first 365 days after purchase may be subject to a contingent deferred sales charge of 1.00% of the original purchase price.

Class I	Not subject to a shareholder servicing fee or distribution fee.

Class U	Not subject to a shareholder servicing fee. Subject to a quarterly distribution fee at an annual rate of up to 0.75% of the average daily net assets of the Fund attributable to Class U Shares.